UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ____X_____

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: June 11 2007

__"Tim Searcy"__

Tim Searcy, Chief Executive Officer,
President and a member of
the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description
1	Business Acquisition Report dated May 29, 2007
2	Unaudited pro-forma consolidated balance sheet of Luna Gold Corp. as at December 31, 2006, and unaudited pro-forma consolidated statement of loss of Luna Gold Corp. for the year ended December 31, 2006, and related notes
3	Audited financial statements of Luna Gold Corp. for the year ended December 31, 2006
4	Audited financial statements of Aurizona Goldfields Corporation for the year ended December 31, 2006

Exhibit 99.1

Form 51-102F4
Business Acquisition Report

ITEM 1   IDENTITY OF COMPANY

1.1   Name and Address of Company

Luna Gold Corp.
Suite 1050, 625 Howe Street,
Vancouver, British Columbia,
V6C 2T6

(the "**Company**" or "**Luna**")

1.2   Executive Officer

For additional information regarding any information contained in this Form, contact Mr. Tim Searcy, Chief Executive Officer of Luna, at (604) 689-7317.

ITEM 2   DETAILS OF ACQUISITION

2.1   Nature of Business Acquired

Luna acquired all of the issued shares of Aurizona Goldfields Corporation ("**Aurizona**") which owns all of the issued shares of Mineracao Aurizona S.A ("**MASA**"). MASA's main asset is the 100% ownership of the Aurizona gold project (the "**Project**") in Maranhao State, Brazil. Refer to the Company's press release dated December 21, 2006 for further details concerning the Project.

The shares of Aurizona were purchased, as to 50%, from Eldorado Gold Corporation ("**Eldorado**") and, as to 50%, from Brascan Recursos Naturais SA and Brascan Natural Resources SA (both of which are wholly owned subsidiaries of Brascan Brasil (together, "**Brascan**")).

2.2   Date of Acquisition

January 31, 2007

2.3   Consideration

The Company agreed to make a series of staged payments, some of which are conditional upon the Project reaching commercial production, to Eldorado and Brascan as follows:

- $500,000 (paid) to each party and 3,000,000 common shares (issued) of the Company to Eldorado;
- $1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;
- Brascan receiving $670,000 on January 31, 2009;
- $1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights. The Company has also assumed a fine payable to the Brazilian Departamento Nacional de Produção Mineral for past fees due relating to exploration rights in the amount of $1,155,420.

The Company financed the cash due on the closing of the acquisition through a private placement of 8,473,164 units at a price of C$0.45 per unit, each unit consisting of one common share and one half of one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of C$0.70, exercisable until July 31, 2008.

2.4   Effect on Financial Position

The Company intends to carry out an exploration and development program on the Project which will involve substantial expenditures and the hiring of additional management personnel, which may have a significant effect on the results of operations and financial position of the Company.

2.5   Prior Valuations

No prior valuations of Aurizona were obtained within the last 12 months by either the Company or Aurizona.

2.6   Parties to Transaction

None of the parties to the transaction were informed persons, associates or affiliates of Luna.

2.7   Date of Report

May 29, 2007

ITEM 3   FINANCIAL STATEMENTS

The following financial statements are included as schedules to this Business Acquisition Report:

- Unaudited pro-forma consolidated balance sheet of the Company as at December 31, 2006, unaudited pro-forma consolidated statement of loss of the Company for the year ended December 31, 2006 and related notes (Appendix 1)
- Audited financial statements of the Company for the year ended December 31, 2006 (Appendix 2)
- Audited financial statements of Aurizona for the year ended December 31, 2006 (Appendix 3)

Currency

All references to "$" are to US dollars.

Exhibit 99.2

Luna Gold Corp.
(An Exploration Stage Company)

Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2006
(Expressed in U.S. dollars)

Luna Gold Corp.

(An Exploration Stage Company)
Pro Forma Consolidated Balance Sheet
(Unaudited)
As at December 31, 2006

(Expressed in U.S. dollars)

	Luna Gold Corp. $	Aurizona Goldfields Corporation $	Pro Forma Adjustments and Eliminating Entries $ (Note 3)		Pro Forma Consolidated Luna Gold Corp. $
Assets					
Current assets					
Cash and cash equivalents	17,576	4,658	(1,401,693)	(a)	1,721,733
			3.239,459	(b)	
			(138,267)	(b)	
Short term investments	59,539	--	--		59,539
Amounts receivable	6,621	--	--		6,621
	83,736	4,658	1,699,499		1,787,893
Deposits	10,775	--	--		10,775
Equipment	969	--	--		969
Resource Property Costs	--	--	8,320,156	(a)	8,320,156
	95,480	4,658	10,019,655		10,119,793
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	111,642	108,591	--		220,233
Payables to related parties	9,122	--	--		9,122
Current portion of amount due to DNPM	--	246,169	--		246,169
Current portion of long-term debt	--	--	1,777,777	(a)	1,777,777
	120,764	354,760	1,777,777		2,253,301
Due to Departamento Nacional de Produção Mineral	--	923,150	--		923,150
Due to Related Parties	--	12,548,412	(12,548,412)	(a)	--
Long-term Debt	--	--	2,899,751	(a)	2,899,751
	120,764	13,826,322	(7,870,884)		6,076,202
Shareholders' Equity (Deficiency)					
Share capital (Note 4)	7,423,654	20,000,000	(20,000,000)	(a)	10,980,640
			967,683	(a)	
			2,779,460	(b)	
			(190,157)	(b)	
Contributed Surplus	1,003,807	--	459,999	(b)	1,515,696
			51,890	(b)	
Deficit	(8,489,511)	(33,821,664)	33,821,664	(a)	(8,489,511)
Cumulative translation adjustment	36,766	--	--		36,766
	(25,284)	(13,821,664)	17,890,539		4,043,591
	95,480	4,658	10,019,655		10,119,793

See accompanying notes

Luna Gold Corp.

(An Exploration Stage Company)
Pro Forma Consolidated Statement of Operations
(Unaudited)
For the Year Ended December 31, 2006

(Expressed in U.S. dollars)

	Luna Gold Corp. $	Aurizona Goldfields Corporation $	Pro Forma Adjustments and Eliminating Entries $ (Note 3)	Pro Forma Consolidated Luna Gold Corp. $
Expenses				
Amortization	1,030	--	--	1,030
Exploration expenses	336,311	660,039	--	996,350
General and administrative	155,079	31,395	--	186,474
Management fees to related parties	26,447	--	--	26,447
Professional fees	251,336	162,228	--	413,564
Stock-based compensation	128,713	--	--	128,713
Travel and conference	32,661	--	--	32,661
Wages and benefits	90,876	--	--	90,876
Write-off of amounts receivable	31,010	--	--	31,010
Expense recovery	(18,355)	--	--	(18,355)
Total Expenses	1,035,108	853,662	--	1,888,770
Loss from operations	(1,035,108)	(853,662)	--	(1,888,770)
Foreign exchange	(25,593)	73,446	--	47,853
Interest income	15,383	--	--	15,383
Loss for the period	(1,045,318)	(780,216)	--	(1,825,534)

Loss per share

Basic and diluted   0.05

Weighted average number of
   common shares   35,832,025

See accompanying notes.

Luna Gold Corp.

(An Exploration Stage Company)
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2006

(Expressed in U.S. dollars)

1   Basis of Presentation

The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a business acquisition report to reflect the acquisition of all the issued and outstanding shares by Luna Gold Corp. ("Luna" or the "Company") of Aurizona Goldfields Corporation ("Aurizona"), a Canadian company, which is in the business of acquiring, exploring and developing mineral properties located principally in Brazil.

The pro forma consolidated financial statements should be read in conjunction with the historical financial statements of each entity. Financial statements of Luna Gold Corp. as at December 31, 2006 and the consolidated financial statements of Aurizona Goldfields Corporation as at December 31, 2006 were used in the preparation of the pro forma consolidated balance sheet as at December 31, 2006 and the pro forma consolidated statement of operations for the year ended December 31, 2006.

In the opinion of management, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations include all material adjustments necessary for their fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the events reflected herein had taken place on the dates indicated or, of the financial position and operating results which may occur in the future.

2   Acquisition of Aurizona

On January 31, 2007 the Company completed the acquisition of all the shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan") and Eldorado Gold Corporation ("Eldorado"). The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona. The purchase price is as follows:

- $500,000 (paid) to each party and issued Eldorado 3,000,000 common shares of the Company at a fair value of C$0.38 per share ($967,683);
- Brascan receiving $670,000 on January 31, 2009;
- $1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;
- $1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights. The Company has also be assumed a fine payable to the Brazilian to Departamento Nacional de Produção Mineral for past fees due relating to exploration rights.

Luna Gold Corp.

(An Exploration Stage Company)
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2006

(Expressed in U.S. dollars)

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. For purposes of computing the purchase price, the value of the common shares was determined by taking the closing price of the Company's common stock as quoted on the TSX Venture Exchange for the two days before, the day of and the two days following the announcement of the signing of the share purchase agreement to acquire Aurizona. Future cash payments which are conditional upon the project reaching commercial production have not been recognized in the purchase price.

The following sets forth the purchase price allocation to the assets acquired and liabilities assumed:

Cash	$	1,401,693
Future cash payments		5,670,000
Common shares		967,683
Less: future cash payment discount		(992,472)
Total consideration	$	7,046,904
Cash	$	4,658
Resource property - Aurizona Project		8,320,156
Current liabilities		(354,760)
Long-term liabilities		(923,150)
Net assets acquired	$	7,046,904

3 Pro forma Assumptions and Adjustments

The pro forma consolidated balance sheet as at December 31, 2006 has been prepared assuming that the acquisition occurred on December 31, 2006. The pro forma consolidated statement of operations for the year ended December 31, 2006 has been compiled assuming the acquisition occurred as at January 1, 2006.

The pro forma consolidated financial statements give effect to the following transactions:

a) Acquisition of Aurizona, using the purchase method, and the related elimination of the share capital and deficit of Aurizona (Note 2).

b) Completion of an 8,473,164 unit private placement at C$0.45 per unit for total proceeds of $3,239,459 (C$3,812,923). Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008. A cash finder's fee in the aggregate of $93,026 (C$109,494) was paid and an aggregate of 275,080 agent's warrants (fair value $51,890) were issued to various parties for introducing investors to the Company. The exchange rate used was the rate in effect on January 31, 2007.

The fair value attributable to the common shares and warrants was $2,779,460 and $459,999, respectively.

Luna Gold Corp.

(An Exploration Stage Company)
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2006

(Expressed in U.S. dollars)

The fair value of the common share purchase warrants were determined using the Black-Scholes pricing model using the following assumptions: average risk-free interest rate 4.04%; expected dividend yield 0%; expected stock price volatility 90%; expected life of warrants 1.5 years.

4   Pro Forma Share Capital

Details are as follows:

Authorized:
Unlimited common shares without par value

Issued and outstanding as at December 31, 2006

	Number	**Amount $**
Luna Gold Corp. share capital prior to acquisition	24,572,700	7,423,654
Shares issued for acquisition of Aurizona (Note 2)	3,000,000	967,683
Shares issued in common share offering	8,473,164	3,239,459
Proportional allocation of warrants attached to common shares	--	(459,999)
Share issuance costs – cash	--	(138,267)
Share issuance costs – non-cash	--	(51,890)
Pro forma balance – December 31, 2006	36,045,864	10,980,640

Exhibit 99.3

Consolidated Financial Statements

LUNA GOLD CORP.
An Exploration Stage Company
(Expressed in United States dollars)

Years ended December 31, 2006, 2005 and 2004
Period from January 20, 2003 (inception of new business)
to December 31, 2006

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Balance Sheets
(Expressed in United States dollars)

		December 31, 2006		December 31, 2005
Assets				
Current assets:				
Cash and cash equivalents	$	17,576	$	878,477
Short term investments		59,539		--
Amounts receivable (Note 11)		6,621		55,382
Prepaid expenses		--		27,060
Deposits		--		49,972
Total current assets		83,736		1,010,891
Deposits		10,775		--
Equipment (Note 5)		969		1,651
Total assets	$	95,480	$	1,012,542
Liabilities and Stockholders' Deficiency				
Current liabilities:				
Accounts payable and accrued liabilities	$	111,642	$	133,448
Payables to related parties		9,122		10,445
Total current liabilities		120,764		143,893
Stockholders' equity (deficiency):				
Common stock, no par value, unlimited authorized shares; issued 24,572,700 at December 31, 2006 and 24,572,700 at December 31, 2005 (Note 7)		7,423,654		7,423,654
Additional paid-in capital		787,081		658,368
Deficit before inception of new business (Note 2)		(4,796,115)		(4,796,115)
Deficit accumulated since inception of new business (Note 2)		(3,476,670)		(2,431,352)
Accumulated other comprehensive income:				
Cumulative translation adjustment		36,766		14,094
Total stockholders' equity (deficiency)		(25,284)		868,649
Total liabilities and stockholders' equity (deficiency)	$	95,480	$	1,012,542

Going Concern (Note 1)
Commitments (Note 6)
Subsequent events (Note 12)

The accompanying notes are an integral part of these financial statements

Approved on behalf of the Board:

"Timothy Searcy"   *"Marcel de Groot"*

Timothy Searcy, Director   Marcel de Groot, Director

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Statements of Operations
(Expressed in United States dollars)

	2006		2005		2004		Period from January 20, 2003 (inception of new business) to December 31, 2006 (Unaudited)
			Years ended December 31,				
Operating Expenses:							
Depreciation and amortization	$ 1,030	$	3,165	$	1,125	$	6,505
Equity in loss from operation of resource properties joint ventures	--		140,254		198,948		339,202
Exploration expense	336,311		251,840		366,084		1,227,577
General and administrative	155,079		133,673		99,817		473,820
Investor relations	--		4,348		21,448		26,423
Management fees to related parties (Note 8)	26,447		24,765		23,049		94,732
Professional fees	251,336		161,262		138,680		631,972
Stock-based compensation (Note 3(g))	128,713		--		--		128,713
Travel and conference	32,661		68,036		154,207		254,904
Wages and benefits	90,876		84,565		42,895		218,336
Write-off of amounts receivable (Note 11)	31,010		--		--		31,010
Expense recovery	(18,355)		--		--		(18,355)
Total Expenses	1,035,108		871,908		1,046,253		3,414,839
Loss from operations	(1,035,108)		(871,908)		(1,046,253)		(3,414,839)
Foreign exchange loss	(25,593)		(22,246)		(29,491)		(82,448)
Interest income	15,383		6,984		--		22,367
Interest expense	--		(1,750)		--		(1,750)
Net loss for the period	$ (1,045,318)	$	(888,920)	$	(1,075,744)	$	(3,476,670)
Loss per common share, basic and diluted	$ (0.04)	$	(0.04)	$	(0.07)	$	(0.19)
Weighted average number of common shares outstanding: basic and diluted	24,358,861		23.985,653		14,846,993		18,563,641

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.

An Exploration Stage Company
Consolidated Statements of Stockholders' Equity (Deficiency)
(Expressed in United States dollars)

	Common Shares		Additional Paid-In Capital	Deficit accumulated Prior to Inception of New Business
	Shares	Amount		
December 31, 2003	12,441,948	$ 5,068,305	$ 182,746	$ (4,796,115)
Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	96,250	24,063	--	--
Issuance of common stock on exercise of warrants on June 30, 2004	4,416,667	523,558	--	--
Issuance of common stock for exploration (August 8, 2004)	50,000	13,000	--	--
Balance, December 31, 2004	17,004,865	5,628,926	182,746	(4,796,115)
Issuance of common stock on January 19, 2005 private placement (Note 7(d))	7,567,835	1,794,728	475,622	--
Balance, December 31, 2005	24,572,700	7,423,654	658,368	(4,796,115)
Stock-based compensation (Note 3(g))	--	--	128,713	--
Balance, December 31, 2006	24,572,700	$ 7,423,654	$ 787,081	$ (4,796,115)

	Deficit Accumulated Since Inception of New Business	Cumulative Translation Adjustment	Total Stockholders' Equity (Deficiency)	Comprehensive Income (loss)
Balance, December 31, 2003	$ (466,688)	$ (25,264)	$ (37,016)	$ (477,377)
Loss for the period	(1,075,744)	--	(1,075,744)	$ (1,075,744)
Issuance of common stock on exercise of warrants issued on August 8, 2003 private placement	--	--	24,063	--
Issuance of common stock on exercise of warrants on June 30, 2004	--	--	523,558	--
Issuance of common stock for exploration (August 8, 2004)	--	--	13,000	--
Adjustment to cumulative translation account	--	(4,336)	(4,336)	(4,336)
Balance, December 31, 2004	(1,542,432)	(29,600)	(556,475)	$ (1,080,080)
Loss for the period	(888,920)	--	(888,920)	$ (888,920)
Issuance of common stock on January 19, 2005 private placement (Note 7(d))	--	--	2,270,350	--
Adjustment to cumulative translation account	--	43,694	43,694	43,694
Balance, December 31, 2005	(2,431,352)	14,094	868,649	$ (845,226)
Loss for the period	(1,045,318)	--	(1,045,318)	(1,045,318)
Stock-based compensation (Note 3(g))	--	--	128,713	--
Adjustment to cumulative translation account	--	22,672	22,672	22,672
Balance, December 31, 2006	$ (3,476,670)	$ 36,766	$ (25,284)	$ (1,022,646)

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

	Years ended December 31,			Period from January 20, 2003 (inception of new business) to December 31, 2006
	2006	2005	2004	(Unaudited)
Cash flow from operating activities:				
Net loss	$ (1,045,318)	$ (888,920)	$ (1,075,744)	$ (3,476,670)
Items not affecting cash:				
Depreciation and amortization	1,030	3,165	1,125	6,505
Issuance of shares for exploration	--	--	13,000	23,000
Stock-based compensation (Note 3(g))	128,713	--	--	128,713
Write-off of amounts receivable (Note 11)	31,010	--	--	31,010
Equity in loss from operations	--	140,254	198,948	339,202
Changes in operating assets and liabilities:				
Amounts receivable (Note 11)	18,972	4,193	(9,516)	11,818
Prepaid expenses	27,744	4,328	5,484	26,050
Deposits	40,167	(47,979)	--	(7,812)
Accounts payable and accrued liabilities	(22,131)	45,888	43,477	63,163
Payables to related parties	(1,336)	(565,869)	530,305	(29,076)
Net cash used in operating activities	(821,149)	(1,304,940)	(292,921)	(2,884,097)
Cash flow from investing activities:				
Purchase of short-term investments	(647,649)	--	--	(647,649)
Redemption of short-term investments	585,563	--	--	585,563
Purchase/disposal of equipment	(332)	--	(2,905)	(6,569)
Investment in resource properties joint ventures	--	62,991	(450,145)	(387,153)
Net cash provided by (used in) investing activities	(62,418)	62,991	(453,050)	(455,808)
Cash flow from financing activities:				
Proceeds from issuance of shares for cash	--	648,656	547,621	3,285,342
Proceeds from subscriptions received in advance of share offering	--	--	1,639,065	--
Note payable	--	(49,613)	49,997	384
Net cash provided by financing activities	--	599,043	2,236,683	3,285,726
Increase (decrease) in cash and cash equivalents	(883,567)	(642,906)	1,490,712	(54,179)
Effect of exchange rate changes on foreign currency denominated cash balances	22,666	23,524	(4,336)	37,885
Cash and cash equivalents, beginning of period	878,477	1,497,859	11,483	33,870
Cash and cash equivalents, end of period	$ 17,576	$ 878,477	$ 1,497,859	$ 17,576
Supplemental disclosure:				
Interest paid (received) net	$ (15,383)	$ (5,234)	$ --	$ (20,617)
Income taxes	--	--	--	--
Issuance for common stock for exploration	--	--	13,000	23,000
Subscriptions converted to common stock	--	1,639,065	--	--

The accompanying notes are an integral part of these financial statements

LUNA GOLD CORP.
An Exploration Stage Company
Consolidated Notes to Financial Statements
(Expressed in United States dollars)

Year ended December 31, 2006, 2005 and 2004
Period from January 20, 2003 (inception of new business) to December 31, 2006

1.   **Going Concern:**

These financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Significant adjustments to the carrying amounts of the Company's assets and liabilities may be required if this assumption is not valid and several adverse conditions and events cast substantial doubt upon this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self finance operations, has a shareholders' deficit of $25,284 and will require additional debt or equity financing to provide working capital for operation in the future. This debt or equity may not be available on reasonable terms or on any terms at all. Subsequent to year end the Company completed a private placement (Note 12(b)).

2.   **Nature of Operations:**

The Company was incorporated on June 24, 1986 in British Columbia, Canada. On July 14, 1999, the Company was continued into the State of Wyoming. On November 24, 2005, the Company continued into Canada under the Canada Business Corporations Act.

From July 1999 until January 2003, the Company's focus was on the streaming-media business. These efforts ceased in January 2003 as the Company refocused its efforts from the streaming-media business and entered the mining exploration business (Note 4). As the Company has no producing properties, the Company is considered to be in the exploration stage and financial information from January 20, 2003, the inception of the mining business, has been presented in these financial statements.

3.   **Significant Accounting Policies:**

(a)   Basis of presentation:

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

(b)   Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Compania Minera Antero gold S.A. de C.V., Eureka Gold Inc., Luna Gold (International) Corp. and Luna Gold (Brazil) Corp. All significant inter-company transactions and balances have been eliminated.

(c)   Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting periods. Actual amounts may differ from these estimates.

3. Significant Accounting Policies (Continued):

(d)   Cash and cash equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.   The Company places its cash and cash equivalents with institutions of high-credit worthiness.

(e)   Foreign currency:

The Company uses the United States dollar as its reporting currency.

Canadian operations, which have the Canadian dollar as the functional currency, are translated to United States dollars as follows: assets and liabilities are translated at the exchange rate at the balance sheet date. Revenues and expenses are translated at the average rate for the period.   Exchange gains and losses resulting from the translation are excluded from the determination of income and reported as a cumulative translation adjustment in stockholders' equity.

Other exchange gains and losses arising on the settlement of foreign currency denominated monetary items are included in the statement of operations.

(f)   Equipment:

Equipment is recorded at cost. Amortization is provided for at the following annual rates:

Asset	Basis	Estimated Useful Life
Computer hardware and software	Straight-line method	3 years

(g)   Stock options and stock-based compensation:

On January 1, 2006, the Company adopted FAS No. 123R, "Share-Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

The fair value has been calculated using the Black-Scholes option pricing model and the following factors: volatility – 90%; risk-free interest rate – 5%; dividend yield – nil; term - five years. The fair value of options granted in 2006 ranged from $0.14 to $0.30(2005 - $0.17; 2004 - $0.22).   As of December 31, 2006 the total stock-based compensation related to non-vested options was $221,358 which is to be recognized over the next three fiscal years.

If the fair-value method had been used, an additional expense of $8,318 would have been recognized for stock-based compensation for the year ended December 31, 2005 (2004 - $182,472), and $216,726 the period from inception of new business on January 20, 2003 to December 31, 2005. Pro forma basic and diluted loss per share would have been $0.04 and $0.15 respectively.

3. **Significant Accounting Policies (Continued):**

(h) Loss per share:

Basic loss per share is calculated based on the weighted average number of common shares outstanding during the periods. Excluded from the weighted average number of common shares are 213,839 common shares (2005 – 213,839; 2004 – 213,839) held in escrow that are to be released based on financial performance criteria (Note 7(a)).

Diluted loss per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Excluded from the calculation of diluted loss per share are all outstanding stock options (2005 – 1,200,000; 2004 – 1,860,000).

(i) Income taxes:

Income taxes are accounted for under the asset and liability method. Current taxes are recognized for the estimated income taxes for the current period. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the benefit of operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is not more likely than not that such deferred tax assets will be realized.

(j) Mineral Property Interests

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a proven or probable mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

4. **Mining Property Interests**

(a) Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") an unrelated private U.S. company, to acquire 100% of the interest held by Nassau in a mining property located in Nevada, U.S.A.

In order to acquire the interest, the Company has entered into an option agreement with Nassau, pursuant to which agreement Nassau granted the Company the option to acquire a 100% interest in certain mining claims known as the Blue Mountain project which is made up of 31 mining claims and is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

4.   Mining Property Interests (Continued):

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)   50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)   An additional 50,000 shares were issued on Aug 8, 2004;

(iii)   Payment of $20,000 on August 8, 2005 (PAID);

(iv)   Payment of $30,000 on August 8, 2006 (PAID);

(v)   Payment of $40,000 on August 8, 2007;

(vi)   Payment of $100,000 on August 8, 2008; and

(vii)   Payment of $1,300,000 on August 8, 2009

Upon the Company making the Final Payment to Nassau then the Company will own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production. All payments are in U.S. dollars.

(b)   Red Rock (formerly LS Property)

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004, and would, at the Company's option, make further cash payments totalling $1,400,000 over a 15 year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$ 5,000 (PAID)	--
March 1, 2005	$ 15,000 (PAID)	$ 10,000 Completed
March 1, 2006	$ 25,000 (PAID)	$ 50,000 Completed
March 1, 2007	$ 35,000 (PAID)	$ 100,000 Completed
March 1, 2008	$ 50,000	$ 100,000
March 1, 2009	$ 60,000	$ 250,000
March 1, 2010	$ 60,000	$ 250,000
March 1, 2011	$ 70,000	$ 240,000
March 1, 2012	$ 70,000	$ 50,000
March 1, 2013	$ 80,000	$ 50,000
March 1, 2014	$ 90,000	$ 50,000
March 1, 2015	$ 100,000	$ 50,000
March 1, 2016	$ 100,000	$ 50,000
March 1, 2017	$ 100,000	$ 50,000
March 1, 2018	$ 100,000	$ 50,000
March 1, 2019	$ 440,000	$ 50,000
TOTAL	$ 1,400,000	$ 1,400,000

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

4. Mining Property Interests (Continued):

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures. As of December 31, 2006, Centerra expenditures on the property total $714,889.

(c)   Trout Creek Project

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--
January 31, 2007	$	10,000 (PAID)	$	25,000 Completed
January 31, 2008	$	15,000	$	50,000
January 31, 2009	$	20,000	$	100,000
January 31, 2010	$	40,000	$	125,000
January 31, 2011	$	80,000	$	200,000
January 31, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(d)   Stone Cabin Project

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (PAID)		--
February 3, 2007	$	10,000 (PAID)	$	25,000 Completed
February 3, 2008	$	15,000	$	50,000
February 3, 2009	$	20,000	$	100,000
February 3, 2010	$	40,000	$	125,000
February 3, 2011	$	80,000	$	200,000
February 3, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

4.   **Mining Property Interests (Continued):**

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(e)   Anchor Project

On June 26, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Anchor Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
June 26, 2007	$	10,000	$	25,000
June 26, 2008	$	15,000	$	50,000
June 26, 2009	$	20,000	$	100,000
June 26, 2010	$	40,000	$	125,000
June 26, 2011	$	80,000	$	200,000
June 26, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

(f)   Eureka Project

On July 4, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Eureka Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totaling $1,000,000 each over a six year period.

Due Date	Cash Payment		Work Commitment	
On execution of Agreement	$	5,000 (Paid)		--
July 4, 2007	$	10,000	$	25,000
July 4, 2008	$	15,000	$	50,000
July 4, 2009	$	20,000	$	100,000
July 4, 2010	$	40,000	$	125,000
July 4, 2011	$	80,000	$	200,000
July 4, 2012	$	830,000	$	500,000
Total	$	1,000,000	$	1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

5.   **Equipment:**

	Cost	Accumulated Amortization	2006 Net book value	2005 Net book value	2004 Net book value
Computer hardware and software	$42,837	$41,868	$969	$1,651	$4,788

6. **Commitments:**

The Company has entered into a 5 year lease with respect to office space. Arrangement has been made for Pathway Capital Ltd. (Note 8(b)) to manage and act as the Company's agent with respect to the lease. The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis. The balance of the lease obligation is as follows:

2007	C$25,430
2008	C$25,430
2009	C$25,430
2010	C$25,430
2011	C$21,195

7. **Stockholders' Equity:**

(a)   Escrowed stock:

At December 31, 2006, 213,839 (2005 – 213,839; 2004 – 213,839) common shares outstanding were held in escrow.

These shares are releasable from escrow on satisfaction of certain predetermined tests set out by the TSX Venture Exchange related to the generation of positive cash flow from operations. Stock not released from escrow within 10 years of the date of their issuance will be cancelled. Pursuant to the escrow agreements, holders of the stock may exercise all voting rights attached thereto except on a resolution to cancel any of the stock, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. For accounting purposes these shares will be recorded at their fair value when the performance measures are satisfied with a charge in an equivalent amount to compensation expense.

(b)   Stock options:

A summary of the status of the Company's stock options at December 31, 2006, 2005 and 2004 and changes during the periods ended on those dates are presented below:

	2006		2005		2004	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	1,200,000	$ 0.27	1,860,000	$ 0.28	810,000	$ 0.25
Granted	115,000	0.19	50,000	0.23	1,050,000	0.30
Granted	1,425,000	0.27	--	--	--	--
Granted	150,000	0.41	--	--	--	--
Expired/ cancelled	--	--	(185,000)	0.25	--	--
Expired/ cancelled	--	--	(525,000)	0.30	--	--
Outstanding, end of period	2,890,000	$ 0.27	1,200,000	$ 0.27	1,860,000	$ 0.28
Options exercisable	1,684,833	$ 0.27	1,132,500	$ 0.27	1,590,000	$ 0.28
Shares authorized for options	4,914,540		2,854,556		2,854,556	

7. Stockholders' Equity (Continued):

The weighted average remaining contractual life of the options as of December 31, 2006 was 3.4 years (2005 - 3.1 years; 2004 – 4.1 years). The weighted average remaining contractual life of options exercisable as of December 31, 2006 was 2.75 years (2005 – 3.07; 2004 – 3.93 years).

The following table summarizes information about stock options outstanding as of December 31, 2006:

Grant date	Expiry date	Exercise price	Number outstanding	Number vested	Number not vested
September 22, 2003 [1]	September 22, 2008	$0.25	625,000	625,000	--
June 7, 2004 [2]	June 7, 2009	$0.30	150,000	150,000	--
June 7, 2004 [3]	June 7, 2009	$0.30	150,000	150,000	--
June 30, 2004 [2]	June 30, 2009	$0.30	225,000	225,000	--
April 8, 2005 [4]	April 8, 2010	$0.23	50,000	50,000	--
February 2, 2006 [4]	February 2, 2011	C$0.22	115,000	69,000	46,000
May 15, 2006 [2]	May 15, 2011	C$0.30	775,000	258,333	516,667
May 15, 2006 [3]	May 15, 2011	C$0.30	350,000	87,500	262,500
May 15, 2006 [5]	May 15, 2011	C$0.30	250,000	50,000	200,000
May 15, 2006 [4]	May 15, 2011	C$0.30	50,000	20,000	30,000
August 24, 2006 [5]	August 24, 2011	C$0.45	150,000	--	150,000
			2,890,000	1,684,833	1,205,167

Vesting Terms:
[1] 20% every 3 months from date of grant
[2] 33% every 6 months from date of grant
[3] 25% every 6 months from date of grant
[4] 20% every 3 months from date of grant with final 20% vesting after 6 months
[5] 20% every 6 months from date of grant

(c)   Warrants:

As at December 31, 2006, 7,567,835 warrants were outstanding and expire on January 18, 2007. Each warrant is convertible into one common share and is exercisable at $0.50. The fair value attributable to the warrants was $475,622 and calculated using the Black-Scholes pricing model and the following factors: volatility – 90%; risk-free interest rate - 4%; dividend yield – nil; term – 2 years.

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC's view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

(d)   Private Placement:

On January 19, 2005, the Company closed a private placement of 7,567,835 units at a price of $0.30 per unit for a total of $2,270,350. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional common share at a price of US$0.50 per share on or before January 18, 2007. The shares, the warrants and any shares issued on exercise of the warrants were subject to a hold period which expired on May 19, 2005.

8.   **Related Party Transactions:**

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)   During the periods ended December 31, 2006, 2005 and 2004, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

2006	$27,000
2005	$79,214
2004	$137,400

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

(b)   The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, C$2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the years ended December 31, 2006, 2005 and 2004 were as follows:

2006	$26,448
2005	$24,765
2004	$23,049

In addition, Pathway charges the Company rent and other administrative services as follows:

2006	$95,681
2005	$57,857
2004	$3,857

The amounts charged by Pathway are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and Pathway.

9.   **Income Taxes:**

As at December 31, 2006, the Company had combined loss carry forwards in Canada and the United States of $4,362,639 that are available for offset against taxable income and which expire between 2009 and 2023.

	2006	**2005**	**2004**
Loss carry forwards, beginning of year	$3,503,667	$2,780,412	$1,934,232
Current year taxable losses	858,972	723,255	846,180
Loss carry forwards, end of year	$4,362,639	$3,503,667	$2,780,412

At the combined tax rate of 34%, the Company has a deferred tax asset of $1,483,297 which has been fully offset by a valuation allowance due to uncertainty of the losses utilization. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations.

10.   **Financial Instruments and Risk Management:**

(a)   Fair values:

The carrying amounts of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their ability for prompt liquidation or short-term to maturity.   The fair value of payables, including note payables, to related parties is not readily determinable due to the lack of a ready market for such indebtedness.

10.   Financial Instruments and Risk Management (Continued):

(b)   Foreign currency risk:

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. The Company does not yet have any sales, and accordingly, foreign exchange risk is not yet considered by management to be a material risk at December 31, 2006.

11.   Amounts Receivable:

Of the amounts receivable, $31,010 is held in a trust account in China. Due to foreign exchange controls of the People's Republic of China, this amount may not be convertible into foreign currency and remitted abroad. The full amount has been offset by a valuation allowance due to the uncertainty of the utilization of the receivable.

12.   Subsequent Events:

(a)   **Acquisition of Aurizona Goldfields Corporation**

On January 31, 2007**,** the Company acquired 100% of the issued shares of Aurizona Goldfields Corporation ("Aurizona") from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan") and Eldorado Gold Corporation. Aurizona owns Mineracao Aurizona S.A ("MASA"), a company incorporated in Brazil. MASA's main asset is the 100% ownership of a gold project in Maranhao State, Brazil.

The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona. The purchase price payable is as follows:

- $500,000 to each party on January 31, 2007, with Eldorado receiving 3,000,000 common shares of the Company and Brascan receiving $670,000 on January 31, 2009;

- $1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

- $1,000,000 will be payable to each party on the first, second and third anniversary of the commencement of commercial production.

In addition the Company paid Brascan $263,287 for accrued operating expenses. The Company will also be assuming a fine of approximately $1,200,000 payable to the Brazilian Departmento Nacional de Producao Mineral for past fees due relating to exploration rights.

(b)   **Private Placement**

Also, on January 31, 2007, the Company completed an 8,473,164 unit private placement at C$0.45 per unit for total proceeds of C$3,812,923. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008. The common shares issued are subject to a four month hold period expiring on May 31, 2007.

A cash finder's fee in the aggregate of C$109,494 was paid and an aggregate of 275,080 agent's warrants were issued to various parties for introducing investors to the Company.

(c)   **Expiry of Warrants**

On January 18, 2007, 7,567,835 warrants expired. Each warrant was convertible into one common share and was exercisable at $0.50.

12.   Subsequent Events (Continued):

(d)   **Stock Options Granted**

On March 14, 2007 the Company granted 320,000 stock options. Each option is exercisable into one common share at a price of C$0.50 and expire on March 14, 2012.

On April 13, 2007 the Company granted 200,000 stock options. Each option is exercisable into one common share at a price of C$0.59 and expire on April 13, 2012.

On April 16, 2007 the Company granted 10,000 stock options. Each option is exercisable into one common share at a price of C$0.68 and expire on April 16, 2012.

13.   Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period's presentation.

14.   Recent U.S. Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN no. 48, "Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement no. 109" ("FIN 48"). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on January 1, 2007. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

Exhibit 99.4

Aurizona Goldfields Corporation
(An Exploration Stage Company)

Consolidated Financial Statements
December 31, 2006 and 2005

US Dollars

AURIZONA GOLDFIELDS CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
US Dollars

ASSETS		December 31, 2006		December 31, 2005 (Management Prepared)
Current				
Cash and cash equivalents	$	**4,658**	$	4,041

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**108,591**	$	8,095
Current portion of amount due to DNPM *(Note 5)*		**246,169**		--
		354,760		8,095
Due to Departamento Nacional de Produção Mineral *(Note 5)*		**923,150**		917,791
Due to related parties *(Note 6)*		**12,548,412**		12,119,603
		13,826,322		13,045,489

SHAREHOLDERS' DEFICIENCY				
Share Capital *(Note 7)*				
Authorized:				
Unlimited common shares without par value				
Issued and fully paid:				
13,200,000 (2005 – 13,200,000 common shares)		**20,000,000**		20,000,000
Deficit		**(33,821,664)**		(33,041,448)
		(13,821,664)		(13,041,448)
	$	**4,658**	$	4,041

Going Concern *(Note 1)*
Contingency *(Note 9)*
Subsequent Event *(Note 10)*

ON BEHALF OF THE BOARD:

"Tim Searcy"   ,   Director

"Marcel de Groot"   ,   Director

- See Accompanying Notes -

AURIZONA GOLDFIELDS CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
US Dollars

	Year Ended December 31, 2006		Year Ended December 31, 2005 (Management Prepared)
Expenses			
Exploration expenses – *Exploration Costs Schedule*	$ **660,039**	$	101,586
General and administrative expenses	**31,395**		33,238
Professional fees	**162,228**		21,622
Total Expenses	**853,662**		156,446
Other Items			
Foreign exchange gain	**(73,446)**		(2,374)
Net Loss	$ **780,216**	$	154,072
Loss for the Year	**(780,216)**		(154,072)
Deficit - Beginning of year	**(33,041,448)**		(32,887,376)
Deficit - End of Year	$ **(33,821,664)**	$	(33,041,448)
Loss per Share - Basic and Diluted	$ **(0.06)**	$	(0.01)
Weighted Average Number of Common Shares	**13,200,000**		13,200,000

- See Accompanying Notes -

AURIZONA GOLDFIELDS CORPORATION
(An Exploration Stage Company)
Statements of Cash Flows
US Dollars

		Year Ended December 31, 2006		Year Ended December 31, 2005 (Management Prepared)
Cash Provided By (Used In):				
Operating Activities				
Loss for the year	$	**(780,216)**	$	(154,072)
Changes in current assets and liabilities:				
Accounts payable and accrued liabilities		**100,496**		1,024
Due to DNPM *(Note 5)*		**251,528**		--
		(428,192)		(153,048)
Financing Activities				
Due to related parties		**428,809**		152,253
		428,809		152,253
Net Increase (Decrease) in Cash and Cash Equivalents		**617**		(795)
Cash and cash equivalents - Beginning of Year		**4,041**		4,836
Cash and Cash Equivalents - End of Year	$	**4,658**	$	4,041

AURIZONA GOLDFIELDS CORPORATION
(An Exploration Stage Company)
Consolidated Schedule of Exploration Costs
US Dollars

	Year Ended December 31, 2006	Year Ended December 31, 2005 (Management Prepared)
Aurizona Project Costs		
Field and general	$ 37,685	$ 17,606
Mineral property fees	500,826	--
Travel	11,234	4,274
Wages and salaries	110,294	79,706
Costs for the Year	$ 660,039	$ 101,586

AURIZONA GOLDFIELDS CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006
US Dollars

---

1. **Going Concern and Nature of Operations**

    These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

    Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $350,102 and a deficit of $33,821,664.

    These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned (Note 10) will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

    The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

    If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

    Aurizona Goldfields Corporation ("Aurizona" or the "Company") was incorporated in Canada on August 26, 1996. The Company's main business is acquiring and exploring mineral properties principally located in Brazil with the objective of identifying mineralized deposits of economic value.

---

2. **Significant Accounting Policies**

    a) Basis of presentation

    These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Mineração Aurizona S.A.. All significant inter-company transactions and balances have been eliminated.

    These financial statements are presented in US Dollars and have been prepared in accordance with Canadian generally accepted accounting principles

---

2. Significant Accounting Policies – *Continued*

b) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments that mature at point of purchase of 90 days or less. The Company places its cash and cash equivalents with institutions of high-credit worthiness.

c) Resource Property Costs

All exploration expenditures and property maintenance costs are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no economically feasible ore body is discovered, previously capitalized costs are expensed in the period that the property is abandoned. Capitalized costs will be amortized using the units-of-production method over the estimated life of the probable reserve.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

The Company assesses its capitalized resource property costs on a regular basis. A property is written-down or written-off when the Company determines that no further work is warranted. The Company will also reduce its capitalized resource property costs if no active exploration has been conducted on the property for a period of three or more years.

As at December 31, 2006 the Company did not have any capitalized resource property costs.

d) Asset Retirement Obligations

Asset Retirement Obligations require recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

As at December 31, 2006 the Company did not have any asset retirement obligations.

2. Significant Accounting Policies - *Continued*

e) Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future income tax asset or liability is included in income. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

f) Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

g) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

h) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

I) Foreign Currency Translation

i) The consolidated financial statements are presented in US Dollars, which is the functional and presentation currency of the Company

ii) Foreign currency transactions are accounted for at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities are translated at year end exchange rates. Gains and losses arising from on settlement of such transactions and from the translation of foreign currency monetary assets and liabilities are recognized in the income statement.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable, accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or their capacity of prompt liquidation.

4. Resource Properties

Aurizona is a gold project in the state of Maranhão, Brazil, with certain claims held in two exploration licences and the remainder held in a mining licence. These licences were obtained through the Departamento Nacional de Produção Mineral ("DNPM").

One exploration licence was valid for a period of three years commencing on September 9, 2003. On July 3, 2006 the Company requested the renewal of the licence for a three year period. Subsequent to year end the Company received a two year renewal, effective from March 26, 2007.

The second exploration licence is valid for a period of three years commencing on June 22, 2006. The mining license has no expiry date.

5. Due to DNPM

On August 28, 2006 an agreement was reached with the DNPM to pay $1,210,330 (2,587,686 Reais) in mineral fees owing on exploration licences which have since expired. Under the terms of the agreement the fees will be paid in 59 monthly instalments and will be adjusted monthly for inflation and simple interest of 1%. The current portion of the amount due to DNPM is estimated to be $246,169 (526,308 Reais)

6. Due to Related Parties

The loans from related parties are unsecured, are non-interest bearing and have no specific terms of repayment and are due to the following parties:

	December 31, 2006		December 31, 2005 (Management Prepared)
Due to Eldorado Gold Corporation	**$**	**5,990,717**	$ 5,987,902
Due to Brascan		**6,557,695**	6,131,701
	$	**12,548,412**	$ 12,119,603

Brascan refers to Brascan Recursos Naturais SA, Brascan Natural Resources SA which are both wholly owned subsidiaries of Brascan Brasil and referred to collectively as "Brascan". Eldorado and Brascan were shareholders of Aurizona *(Note 10)*.

AURIZONA GOLDFIELDS CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006
US Dollars

---

7. Share Capital

Details are as follows:

	Number of Shares	Amount
Authorized:		
Unlimited common shares without par value		
Issued and outstanding:		
Common shares		
Balance – December 31, 2006 and 2005	13,200,000	$20,000,000

8. Income Taxes

In Brazil, the Company has non-capital losses for income tax purposes of approximately $2,615,348 (5,591,614 Reais), which have no expiry date.

The Company has incurred in Brazil certain resource related expenditures of approximately $14,638,036 (31,296,122 Reais) which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

Future income tax assets are not recorded for the above tax loss carry-forwards due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company's future income tax assets, after applying enacted corporate income tax rates are as follows:

	December 31, 2006	December 31, 2005 (Management Prepared)
Non-capital losses	$ 889,218	$ 711,374
Tax value of resource property costs in excess of net book value	4,391,410	4,391,410
	5,280,628	5,102,784
Less: valuation allowances	(5,280,628)	(5,102,784)
	$ -	$ -

AURIZONA GOLDFIELDS CORPORATION
(An Exploration Stage Company)
Notes to Financial Statements
December 31, 2006
US Dollars

---

9. Contingency

On January 10, 1984, MASA and Companhia Paraense de Minérios Ltda. (CPM) entered into a services agreement for work in the area of the mining concession. The agreement set forth that MASA could terminate it at anytime, provided that CPM was reimbursed for the costs and expenses incurred. Accordingly, MASA terminated such Agreement in 1985.

In 1995, CPM filed a lawsuit against MASA claiming for compensation in the amount of $989,021 (2,114,526 Reais) as reimbursement of costs and expenses incurred by CPM, coupled with compensation for losses and damages, due to the unilateral termination of the agreement by MASA.

To date CPM has not submitted evidence of any expenses actually incurred with the exploration works and, due to lack of progress, the matter is currently being reviewed by a judge. Management feels the lawsuit is baseless and does not expect a judgement to be rendered against the Company.

The Company is also the defendant in three other lawsuits, two of which are labour related and the third related to a tax dispute. If not settled in the Company's favour, the total maximum judgment against the Company would be approximately $6,000 (13,000 Reais). The cases are pending judgment.

---

10. Subsequent Event

Acquisition of Aurizona

On January 31, 2007, Luna Gold Corp. acquired 100% of the issued shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil) and Eldorado Gold Corporation.